Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended June 30, 2020			For the three months ended June 30, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	11,707	11,664	64	26,741	26,682	92
Cost of revenues	11,043	11,027	37	23,089	23,067	55
Selling, general and other costs	1,041	1,037	4	1,573	1,567	6
Research and development costs	576	576	—	782	782	—
Result from investments	31	(20)	51	58	(1)	59
Losses on disposal of investments	(1)	(1)	—	7	7	—
Restructuring costs	23	23	—	(8)	(8)	—
Net financial expenses	237	237	—	260	260	—
(Loss)/profit before taxes	(1,183)	(1,257)	74	1,110	1,020	90
Tax (benefit)/expense	(135)	(141)	6	317	307	10
Result from intersegment investments	—	68	—	—	80	—
Net (loss)/profit from continuing operations	(1,048)	(1,048)	68	793	793	80
Profit from discontinued operations, net of tax	—	—	—	3,859	3,859	—
Net (loss)/profit	(1,048)	(1,048)	68	4,652	4,652	80

Adjusted EBIT	(928)	(1,002)	74	1,527	1,437	90

	For the six months ended June 30, 2020			For the six months ended June 30, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	32,274	32,187	146	51,222	51,100	183
Cost of revenues	29,921	29,895	85	44,270	44,224	107
Selling, general and other costs	2,480	2,470	10	3,090	3,077	13
Research and development costs	1,509	1,509	—	1,455	1,455	—
Result from investments	73	(36)	109	116	—	116
Gains on disposal of investments	4	4	—	7	7	—
Restructuring costs	43	43	—	196	196	—
Net financial expenses	450	450	—	504	504	—
Net (loss)/profit before taxes	(2,052)	(2,212)	160	1,830	1,651	179
Tax expense	690	675	15	529	510	19
Result from intersegment investments	—	145	—	—	160	—
Net (loss)/profit from continuing operations	(2,742)	(2,742)	145	1,301	1,301	160
Profit from discontinued operations, net of tax	—	—	—	3,970	3,970	—
Net (loss)/profit	(2,742)	(2,742)	145	5,271	5,271	160

Adjusted EBIT	(876)	(1,036)	160	2,594	2,415	179

Statement of Financial Position by activity
Unaudited

	At June 30, 2020			At December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	14,299	14,299	—	14,257	14,257	—
Other intangible assets	12,715	12,711	4	12,447	12,442	5
Property, plant and equipment	28,063	28,057	6	28,608	28,605	3
Investments and other financial assets	3,005	3,433	1,641	3,019	3,467	1,549
Deferred tax assets	1,181	1,155	26	1,689	1,660	29
Inventories	9,639	9,619	20	9,722	9,722	—
Assets sold with a buy-back commitment	1,318	1,318	—	1,626	1,626	—
Trade receivables	1,764	1,771	48	2,064	2,067	30
Receivables from financing activities	2,201	809	2,069	3,155	1,106	3,176
Tax receivables	351	348	3	466	459	7
Other assets	4,852	4,846	8	5,601	5,594	7
Cash and cash equivalents	13,914	13,548	366	15,014	14,867	147
Assets held for sale	306	306	—	376	376	—
TOTAL ASSETS	93,608	92,220	4,191	98,044	96,248	4,953
Equity and Liabilities
Equity	24,900	24,900	2,068	28,675	28,675	1,995
Employee benefits liabilities	9,028	9,026	2	9,051	9,049	2
Provisions	12,065	12,061	5	14,005	14,000	7
Deferred tax liabilities	1,778	1,778	—	1,628	1,628	—
Debt	20,452	19,222	1,907	12,901	11,278	2,750
Trade payables	15,957	15,947	53	21,616	21,610	26
Other financial liabilities	709	709	—	318	318	—
Tax liabilities	382	368	21	400	378	27
Other liabilities	8,163	8,030	135	9,214	9,072	146
Liabilities held for sale	174	179	—	236	240	—
TOTAL EQUITY AND LIABILITIES	93,608	92,220	4,191	98,044	96,248	4,953

Statement of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2020			For the six months ended June 30, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss)/profit from continuing operations	(2,742)	(2,742)	145	1,301	1,301	160
Amortization and depreciation	2,605	2,604	1	2,741	2,740	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	826	789	(108)	104	60	(116)
Dividends received	73	94	—	66	69	—
Change in provisions	(1,936)	(1,936)	—	(1,251)	(1,251)	—
Change in deferred taxes	653	652	1	185	181	4
Change in items due to buy back commitments and GDP vehicles	(117)	(114)	(3)	191	191	—
Change in working capital	(5,394)	(5,396)	2	722	722	—
Cash flows (used in)/from operating activities - discontinued operations	—	—	—	(308)	(308)	—
TOTAL	(6,032)	(6,049)	38	3,751	3,705	49
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(3,992)	(3,991)	(1)	(3,330)	(3,329)	(1)
Investments in joint ventures, associates and unconsolidated subsidiaries	(1)	(1)	—	(1)	(1)	—
Proceeds from the sale of tangible and intangible assets	76	76	—	24	24	—
Net cash proceeds from disposal of discontinued operations	—	—	—	5,348	5,348	—
Net change in receivables from financing activities	718	(168)	886	276	(104)	380
Change in securities	319	339	(20)	(114)	(114)	—
Other changes	(7)	(10)	3	29	29	—
Cash flows used in investing activities - discontinued operations	—	—	—	(155)	(155)	—
TOTAL	(2,887)	(3,755)	868	2,077	1,698	379
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	8,048	8,668	(620)	(955)	(471)	(484)
Distributions paid	—	—	(21)	(3,056)	(3,056)	(3)
Cash flows from/(used in) financing activities - discontinued operations	—	—	—	325	325	—
TOTAL	8,048	8,668	(641)	(3,686)	(3,202)	(487)
Translation exchange differences	(233)	(187)	(46)	95	93	2
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,104)	(1,323)	219	2,237	2,294	(57)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	15,014	14,867	147	12,450	12,275	175
ADD: CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	17	17	—	719	719	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,104)	(1,323)	219	2,237	2,294	(57)
LESS: CASH AND CASH EQUIVALENTS AT END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	13	13	—	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	13,914	13,548	366	15,406	15,288	118

Net Cash/(Debt) by activity
Unaudited

	At June 30, 2020			At December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Third parties debt (Principal)	(20,408)	(18,944)	(1,464)	(12,910)	(11,121)	(1,789)
Capital market(1)	(5,346)	(4,950)	(396)	(6,676)	(6,277)	(399)
Bank debt	(12,962)	(11,928)	(1,034)	(3,868)	(2,642)	(1,226)
Other debt(2)	(410)	(377)	(33)	(726)	(564)	(162)
Lease liabilities	(1,690)	(1,689)	(1)	(1,640)	(1,638)	(2)
Accrued interest and other adjustments(3)	(44)	(39)	(5)	9	10	(1)
Debt with third parties from continuing operations (excluding held for sale)	(20,452)	(18,983)	(1,469)	(12,901)	(11,111)	(1,790)
Debt classified as held for sale	(67)	(67)	—	(81)	(81)	—
Debt with third parties including held for sale	(20,519)	(19,050)	(1,469)	(12,982)	(11,192)	(1,790)
Intercompany, net(4)	—	199	(199)	—	792	(792)
Current financial receivables from jointly-controlled financial services companies(5)	180	180	—	83	83	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including held for sale	(20,339)	(18,671)	(1,668)	(12,899)	(10,317)	(2,582)
Derivative financial assets/(liabilities), net of collateral deposits (excluding held for sale)(6)	(98)	(100)	2	(178)	(178)	—
Current debt securities(7)	120	103	17	480	480	—
Cash and cash equivalents	13,914	13,548	366	15,014	14,867	147
Cash and cash equivalents, current debt securities and Derivative financial assets/(liabilities), net, classified as held for sale	13	13	—	17	17	—
Total Net cash/(debt) including held for sale	(6,390)	(5,107)	(1,283)	2,434	4,869	(2,435)
Net industrial cash/(debt) from continuing operations (excluding held for sale)(8)		(4,989)			4,859
Net industrial cash/(debt) from held for sale(8)		(118)			10
Total Net industrial cash/(debt)		(5,107)			4,869
________________________________________________________________________________________________________________________________________________
Note: The assets and liabilities of FCA's global cast iron components business have been classified as held for sale within the Consolidated Statement of Financial Position at December 31, 2019 and June 30, 2020.
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€4,946 million at June 30, 2020 and €6,277 million at December 31, 2019) and other debt instruments (€400 million at June 30, 2020 and €399 million at December 31, 2019) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€26 million at June 30, 2020 and €151 million at December 31, 2019), and other debt.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€438 million at June 30, 2020 and €960 million at December 31, 2019) and industrial activities entities' financial payables due to financial services entities (€239 million at June 30, 2020 and €168 million at December 31, 2019).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net negative €150 million at June 30, 2020 and net negative €220 million at December 31, 2019) and collateral deposits (€52 million at June 30, 2020 and €42 million at December 31, 2019).
(7) Excludes certain debt securities held pursuant to applicable regulations (€72 million at June 30, 2020 and €50 million at December 31, 2019).
(8) At June 30, 2020 amounts include net intercompany financial payables due from activities included within assets held for sale of €64 million (net intercompany financial payables due to activities included within assets held for sale of €74 million at December 31, 2019).